Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2013 second quarter results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2013 second quarter results conference call can be accessed via webcast on August 6, 2013 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America, or for overseas calls please dial  +1-631-982-4565 at approximately 8:50 a.m.  The teleconference taped rebroadcast will also be available until midnight on September 6, 2013. To access this rebroadcast, please call 1-800-319-6413 or outside Canada & U.S. please call +1-604-638-9010 (password: 9245#).

BROOKFIELD INFRASTRUCTURE REPORTS STRONG 2013 SECOND QUARTER RESULTS

August 6, 2013 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the second quarter ended June 30, 2013.

	Three months ended June 30		Six months ended June 30
US$ millions (except per unit amounts)	2013	2012	2013	2012

FFO1	$180	$111	$340	$219
– per unit2	$0.88	$0.60	$1.68	$1.18
Net income (loss)	$132	$(26)	$104	$(12)
– per unit3	$0.60	$(0.16)	$0.43	$(0.11)

Brookfield Infrastructure posted strong results for the quarter ended June 30, 2013 with funds from operations (“FFO”) totalling $180 million ($0.88 per unit) compared to FFO of $111 million ($0.60 per unit) in the second quarter of 2012.  This 62% increase (47% on a per unit basis) in FFO was primarily driven by its recently commissioned Australian railroad expansion and contribution from acquisitions that closed in the latter part of 2012.   For the quarter, Brookfield Infrastructure generated an AFFO yield4 of 13%, and its payout ratio5 of 55% was conservative versus its target range of 60%-70%.

Brookfield Infrastructure reported net income of $132 million ($0.60 per unit) for the period ended June 30, 2013, compared to a net loss of $26 million (loss of $0.16 per unit) in the prior quarter.  The increase was the result of higher FFO, gains on certain asset sales and hedging items, partially offset by greater depreciation and amortization expense associated with an increased asset base.

“We are very pleased with the performance of our business during the quarter, and we are encouraged that many of our operations are performing ahead of expectations with outlooks that are positive,” said Sam Pollock, CEO of Brookfield Infrastructure.  “Following the receipt of proceeds from the sales of our timber and New Zealand regulated distribution businesses, our balance sheet will be stronger than ever with $2.5 billion of corporate liquidity.  We are confident that we will be able to quickly redeploy this capital at attractive returns.”

Segment Performance

Brookfield Infrastructure’s utilities platform produced FFO of $96 million in the current quarter compared with $78 million in the second quarter of 2012. The increase was primarily due to the acquisition which doubled the size of its UK regulated distribution business, and the increased ownership in its Chilean electricity transmission system. Excluding the contribution from these investments, the underlying performance of the utilities platform was solid, benefitting from inflation indexation, the commissioning of certain capital projects into its rate base and favourable weather conditions.

The transport platform generated FFO of $83 million in the second quarter of 2013, versus $36 million in the prior year period. The increase was attributable to a doubling of FFO from its Australian railroad following the completion of its expansion program, the final portion of which was commissioned in March 2013.  Results also benefited from a strong performance from its toll roads, which posted FFO that exceeded expectations due to higher traffic volumes and tariffs.  In connection with the acquisition of its Brazilian toll roads, Brookfield Infrastructure’s consortium, together with its joint venture partner, launched a mandatory tender offer to holders of the 40% of this business not currently owned by the joint venture, for the same per share consideration received by the seller in the original acquisition.  The purchase of shares under this offer, if any, will occur during the third quarter.

Brookfield Infrastructure’s energy platform earned FFO of $18 million in the current quarter compared to $17 million in the second quarter of 2012.  This platform benefitted from strong results at its UK energy distribution operations, due to an unseasonably cold spring, and the contribution from its recently acquired district energy system in Toronto, which more than offset weakness in its natural gas transmission business.

The following table presents net income and FFO by segment:

	Three months ended June 30		Six months ended June 30
US$ millions, unaudited	2013	2012	2013	2012

Net income (loss) by segment
Utilities	$70	$28	$65	$60
Transport	31	(3)	30	4
Energy	6	(29)	15	(10)
Corporate and other	25	(22)	(6)	(66)
Net income (loss)	$132	$(26)	$104	$(12)

FFO by segment
Utilities	$96	$78	$188	$143
Transport	83	36	150	74
Energy	18	17	40	41
Corporate and other	(17)	(20)	(38)	(39)
FFO	$180	$111	$340	$219

Acquisitions

In early August, Brookfield Infrastructure signed definitive documents to acquire 100% of Entergy Solutions District Energy (“ESDE”) for $130 million in partnership with institutional investors.  ESDE owns and operates district energy assets serving the business districts in Houston and New Orleans.  Brookfield Infrastructure will own a 40% interest in the business.  This operation will complement the system that Brookfield Infrastructure acquired in downtown Toronto in October 2012 and is a key milestone in its broader plan to build out a North American district energy business.  This acquisition is expected to close in the third quarter of 2013.

Asset Sales

During the quarter, Brookfield Infrastructure announced the sale of its Canadian and U.S. timberlands for combined proceeds of $640 million.  These sales were completed in June and July, respectively, at a modest premium to the most recent appraisals that reflect a full recovery of log prices and historically low discount rates.  Furthermore, its U.S. timberlands sold for a price that equates to $4,100 per acre, a notable premium to most sales that have taken place over the past 10 years in the Pacific Northwest.

Subsequent to quarter end, Brookfield Infrastructure reached an agreement to sell its 42% interest in its New Zealand regulated distribution business, initially acquired in 2009 as part of the recapitalization of Babcock & Brown Infrastructure.  The Partnership expects to receive proceeds of approximately $410 million from this sale by the end of 2013, following the approval of the New Zealand Overseas Investment Office.

Balance Sheet Initiatives

In early May, Brookfield Infrastructure issued approximately 6.5 million L.P. units at an offering price of $37.75 per unit, under its shelf registrations in the U.S. and Canada.  Brookfield Asset Management, Inc. (“Brookfield”) acquired approximately 2.6 million of redeemable partnership units of Brookfield Infrastructure’s holding limited partnership (“RPUs”) at the offering price net of commissions in order to maintain its approximate 30% interest on a fully-exchanged basis. Net proceeds from this equity offering total approximately $330 million.

During the quarter and subsequent to quarter end, Brookfield Infrastructure increased the availability under its corporate revolving credit facility by $500 million to $1.4 billion, adding nine new lenders to its bank group.  The commercial terms of these bilateral agreements are the same as the existing facilities, providing access to additional capital at a very low cost.

During the quarter, Brookfield Infrastructure was successful in a stamp duty dispute with the government of Western Australia (WA), relating to its Australian railroad business.  In 2010, it deposited $46 million in escrow to reserve against this potential stamp duty obligation.  In April 2013, the WA Court of Appeal ruled in Brookfield Infrastructure’s favour.  In July, its deposit was returned with $6 million of interest.

Also during the quarter and subsequent to quarter end, Brookfield Infrastructure completed a number of refinancings at its operations.  At its Chilean transmission system it completed US$440 million of local and international bond issuances; at its European ports business it closed a €450 million bank facility with a syndicate comprised primarily of European lending institutions; and at its district energy system in Toronto it raised C$215 million in a private placement that was rated A- by DBRS.  With completion of these financings, Brookfield Infrastructure has no significant near-term maturities at any of its operations.

Distributions

The Board of Directors has declared a quarterly distribution in the amount of $0.43 per unit, payable on September 30, 2013 to unitholders of record as at the close of business on August 30, 2013.

Distributions are eligible for reinvestment under the Partnership’s Distribution Reinvestment Plan. Information on this Plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Additional Information

Brookfield Infrastructure’s Letter to Unitholders and the Supplemental Information are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. Brookfield Infrastructure’s payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “continue”, “will”, “tend to”, “target” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business, statements with respect to our assets tending to appreciate in value over time and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, the impact of market conditions on our gas transmission business, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

__________________________________________________
References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.
References to the Partnership are to Brookfield Infrastructure Partners L.P.

1
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs and other non-cash items. A reconciliation of net income to FFO is available on page 5 of this release.

2
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and six months ended June 2013 were 205.7 million and 203.3 million, respectively (2012 – 185.1 million and 185.1 million, respectively).

3  Represents net income per limited partnership unit.
4  AFFO yield is defined as AFFO (FFO less maintenance capital expenditures) over time weighted average invested capital.
5  Payout ratio is defined as distributions to unitholders plus GP incentive distribution rights divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three- month period ended June 30,		For the six- month period ended June 30,
(US$ MILLIONS, UNAUDITED)	2013	2012	2013	2012

Adjusted EBITDA
Utilities	$138	$115	$271	$219
Transport	119	60	226	121
Energy	35	35	73	77
Corporate and other	(8)	(9)	(18)	(17)
Total	284	201	552	400

Financing costs	(109)	(94)	(216)	(187)
Other income	5	4	4	6
Funds from operations (FFO)	180	111	340	219

Depreciation and amortization	(99)	(70)	(209)	(140)
Deferred taxes and other items	51	(67)	(27)	(91)
Net income (loss) attributable to the partnership	$132	$(26)	$104	$(12)

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense, cash taxes and other income.  Net income (loss) attributable to the partnership includes net income (loss) attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income (loss) as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 8 of this release, which is prepared in accordance with IFRS. Management uses FFO as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	Net Invested Capital
(US$ MILLIONS, UNAUDITED)	Jun 30, 2013	Dec 31, 2012

Assets
Operating Platforms
Utilities	$2,045	$2,218
Transport	1,796	2,335
Energy	934	938
Cash and cash equivalents	230	7
Other assets, net	425	472
	$5,430	$5,970

Liabilities
Corporate borrowings	$375	$946
	375	946
Capitalization
Partnership capital	5,055	5,024
	$5,430	$5,970

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated Statements of Financial Position contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position on page 7 of this release.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
(US$ MILLIONS, UNAUDITED)	Jun 30, 2013	Dec 31, 2012

Assets
Cash and cash equivalents	$419	$263
Accounts receivable	305	372
Other current assets	118	111
Assets classified as held for sale	3,689	—
Total current assets	4,531	746

Property, plant and equipment	6,764	7,970
Intangible assets	4,082	4,497
Standing timber	—	2,997
Investments in associates	1,762	2,179
Investment properties	147	213
Deferred income taxes and other	458	1,116
Total assets	$17,744	$19,718

Liabilities and partnership capital
Accounts payable and other	$526	$582
Non-recourse borrowings	140	663
Financial liabilities	12	46
Liabilities directly associated with assets classified as held for sale	1,847	—
Total current liabilities	2,525	1,291

Corporate borrowings	375	946
Non-recourse borrowings	5,337	6,330
Financial liabilities	515	839
Deferred income taxes and other	1,610	2,504
Total liabilities	10,362	11,910

Partnership capital
Limited partners	3,656	3,632
General partner	25	27
Non-controlling interest – redeemable partnership units held by Brookfield	1,374	1,365
Non-controlling interest – in operating subsidiaries	2,327	2,784
Total partnership capital	7,382	7,808
Total liabilities and partnership capital	$17,744	$19,718

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three- month period ended June 30,		For the six- month period ended June 30,
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED)	2013	2012	2013	2012

Revenues	$462	$368	$925	$699
Direct operating costs	(202)	(187)	(424)	(347)
General and administrative expenses	(26)	(22)	(54)	(42)
Depreciation and amortization expense	(83)	(53)	(169)	(102)
	151	106	278	208
Interest expense	(90)	(75)	(177)	(149)
Share of earnings (losses) from investments in associates	18	(32)	35	(32)
Mark-to-market on hedging items	93	(29)	31	(38)
Gain on sale of associate	18	—	18	—
Other expenses	(4)	—	(41)	(11)
Income (loss) before income tax	186	(30)	144	(22)
Income tax (expense) recovery
Current	(5)	(6)	(10)	(6)
Deferred	(31)	22	(6)	26
Net income (loss) from continuing operations	150	(14)	128	(2)
Income from discontinued operations, net of tax	35	7	56	18
Non-controlling interest – in operating subsidiaries	(53)	(19)	(80)	(28)
Net income (loss) attributable to partnership	$132	$(26)	$104	$(12)

Attributable to:
Non-controlling interest – redeemable partnership units held by Brookfield	35	(9)	25	(6)
General partner	9	4	16	8
Limited partners	88	(21)	63	(14)
Basic and diluted earnings (loss) per unit attributable to:
Limited partners1	$0.60	$(0.16)	$0.43	$(0.11)

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and six months ended June 30, 2013 were 147.1 million and 145.4 million, respectively (2012 – 132.3 million and 132.3 million, respectively).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three- month period ended June 30,		For the six- month period ended June 30,
(US$ MILLIONS, UNAUDITED)	2013	2012	2013	2012

Operating Activities
Net income (loss)	$185	$(7)	$184	$16
Adjusted for the following items:
Earnings from investments in associates, net of distributions	(7)	48	(18)	54
Fair value adjustments	(10)	12	6	18
Depreciation and amortization expense	83	54	169	103
Mark-to-market on hedging items .	(93)	29	(31)	38
Gain on sale of associate .	(18)	—	(18)	—
Deferred tax expense (recovery) and other	62	(24)	82	(15)
Change in non-cash working capital, net	21	(12)	(4)	13
Cash from operating activities	223	100	370	227

Investing Activities
Dispositions (investments) in operating assets	204	(223)	187	(280)
Investments in long-lived assets	(113)	(178)	(216)	(342)
Investments in financial assets	(30)	(80)	(30)	(80)
Net settlement of foreign exchange contracts	(3)	2	4	11
Cash from (used by) investing activities	58	(479)	(55)	(691)

Financing Activities
Distribution to unitholders	(98)	(73)	(192)	(146)
Corporate (repayments) borrowings	(324)	345	(546)	377
Subsidiary borrowings	45	138	368	250
Issuance of partnership units	332	1	334	2
Subsidiary distributions to non-controlling interest	(49)	(22)	(70)	(44)
Cash (used by) from financing activities	(94)	389	(106)	439

Cash and cash equivalents
Change during the period	187	10	209	(25)
Impact of foreign exchange on cash	(22)	(1)	(21)	—
Cash reclassified as assets held for sale	(32)	—	(32)	—
Balance, beginning of period	286	119	263	153
Balance, end of period	$419	$128	$419	$128